

**TSX / NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Reports Fiscal 2024 Year End Results

February 14, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2024. Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis in our annual report on Form 10-K which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Annual Financial Results

The following selected annual financial information is prepared in accordance with U.S. GAAP.

*in thousands of dollars,
except for per share amounts*

Selected financial results	Year ended November 30, 2024 $	Year ended November 30, 2023 $
Exploration expense	36	43
General and administrative	1,218	1,328
Investor relations	72	130
Professional fees	923	1,073
Salaries	927	753
Salaries & directors' fees – stock-based compensation	3,520	3,887
Share of loss on equity investment	2,636	7,844
Comprehensive loss for the year	(8,587)	(14,951)
Basic and diluted loss per common share	(0.05)	(0.10)

For the year ended November 30, 2024, we reported a net loss of $8.6 million (or $0.05 basic and diluted loss per common share) compared to a net loss of $15.0 million (or $0.10 basic and diluted loss per common share) in fiscal 2023. The $6.4 million decrease in comprehensive loss in the current year, when compared to fiscal 2023, is due to the decrease in our share of losses of Ambler Metals LLC ("Ambler Metals") of $5.2 million, and overall decrease of $0.5 million in general and administrative expenses, professional fees and salaries and directors' expense (stock-based compensation) and partially offset by the increase in interest income of $0.6 million. The decrease in our share of losses of Ambler Metals of $5.2 million is mainly due to the decrease in corporate wages due to a reduction in staffing and a reduction in mineral property expenses due to a reduction in project activities which was partially offset by the increase in professional fees related to part-time contractors engaged to assist with management of Ambler Metals, along with consultants engaged in government and external affairs.

Outlook for 2025

The Company has approved a budget for Ambler Metals for fiscal 2025 in the amount of $5.8 million (2024 - $5.5 million). Ambler Metals had $7.5 million in cash as at fiscal year end on November 30, 2024. The main focus of this year's budget is to support external and community affairs, maintain the State of Alaska mineral claims in good standing and the maintenance of physical assets.

The Company has approved a 2025 cash budget for corporate and head office activities of approximately $3.1 million (2024 - $2.8 million). The corporate budget consists of personnel and related costs of $0.7 million (2024 - $0.7 million), professional fees of $1.1 million (2024 - $0.6 million), investor relations and marketing costs of $0.2 million (2024 - $0.1 million), office related costs of $0.2 million (2024 - $0.4 million), insurance costs of $0.5 million (2024 - $0.6 million), regulatory costs of $0.3 million (2024 - $0.3 million) and exploration activities of $0.1 million (2024 - $0.1 million). Trilogy had $25.8 million in cash as at fiscal year end on November 30, 2024. The Company has sufficient cash on hand to fund the approved fiscal 2025 budget of $3.1 million.

Liquidity and Capital Resources

We expended $1.8 million on operating activities during the 2024 fiscal year with the majority of cash spent on corporate salaries, professional fees related to our annual regulatory filings, annual insurance renewal, annual fees paid to the Toronto Stock Exchange and the NYSE American Exchange and with the American and Canadian securities commissions.

As at November 30, 2024, we had $25.8 million in cash and working capital (current assets less current liabilities) of $25.3 million. During the fiscal year ended November 30, 2024, Trilogy received a total of $25.0 million from Ambler Metals as a return of excess cash to the joint venture owners.

Ambler Metals had cash and working capital of $7.5 million as at November 30, 2024 which is sufficient to fund the approved fiscal 2025 operating budget of $5.8 million.

Ambler Mining District Industrial Access Project ("Ambler Access Project" or "AAP")

On April 22, 2024, the Company announced that the United States Bureau of Land Management ("BLM") had filed the Final Supplemental Environmental Impact Statement ("SEIS") for the AAP on its website. The Final SEIS identifies "No Action" as the BLM's preferred alternative. The proponent for the AAP is Alaska Industrial Development and Export Authority ("AIDEA") which is a public corporation of the State of Alaska. AIDEA's purpose is to promote, develop, and advance general prosperity and economic welfare of the people of Alaska. AIDEA strongly objected to both the process used by the BLM to reach a "No Build" decision and the effect of the decision which AIDEA believes illegally blocks access to statehood lands, minerals, and federally patented mining claims. On May 8, 2024, NANA Regional Corporation, Inc. ("NANA") announced its withdrawal from further involvement with the AAP and stated its intentions to not renew the surface access permit with AIDEA upon the permit's expiry during 2024.

On June 28, 2024, the BLM issued the Record of Decision confirming their selection of the No Action alternative and thus denied AIDEA's application for a right-of-way grant ("ROW Grant") across BLM-managed lands which terminated the BLM ROW Grant issued to AIDEA on January 5, 2021.

On January 20, 2025, President Trump signed the executive order "Unleashing Alaska's Extraordinary Resource Potential" which included a direction to various federal agencies to take steps to (i) "place a temporary moratorium on all activities and privileges granted pursuant" to the record of decision issued on June 28, 2024 "in order to review such record of decision in light of alleged legal deficiencies and for consideration of relevant public interests and, environmental impacts . . . and, as appropriate, conduct a new, comprehensive analysis of such deficiencies, interests, and environmental impacts;" and (ii) "reinstate the record of decision signed on July 23, 2020, by the Bureau of Land Management and United States Army Corps of Engineers entitled 'Ambler Road Environmental Impact Statement Joint Record of Decision.'" The July 2020 record of decision approved the development of the northern or "Alternative A" route of the proposed 211-mile-long gravel private access road in the southern Brooks Range foothills to provide industrial access to the Ambler Mining District. Trilogy is monitoring the impact of the executive order.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101 - *Standard of Disclosure for Mineral Projects*. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District — the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

Phone: 604-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the proposed advancement of the Ambler Road Project, planned activities at the UKMP, the outlook for 2025, the Company's anticipated budget for corporate activities and the Company's ability to fund its operations and the requirement for additional funding at Ambler Metals, resource estimates, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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